Exhibit 99.2

CANPLATS RESOURCES CORPORATION

Management Discussion & Analysis

For the Year Ended July 31, 2009

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our financial results for the twelve months and three months ended July 31, 2009 and 2008 and is prepared as of November 24, 2009 and should be read in conjunction with the audited consolidated financial statements and related notes.  Additional information relating to the Company is available on SEDAR at www.sedar.com. Our Form 20-F is filed on the EDGAR section of the United States Securities and Exchange Commission’s web site at www.sec.gov.

The MD&A contains certain forward-looking statements such as the Company’s future plans, objectives and goals.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of Canplats Resources Corporation (“Canplats” or the “company”) are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially form those anticipated in such statements.  Readers are cautioned not to place undue reliance on these forward-looking statements and information.  Except as required under securities legislation, the Company does not undertake to update or re-issue the forward-looking statements and information that may be contained herein, whether as a result of new information, future events or otherwise.

The Company’s shares are listed on the TSX Venture Exchange under the symbol CPQ.

FINANCIAL RESULTS

Business Overview

The company is focused on the acquisition, exploration and development of precious and base metal prospects in northern Mexico, of which the Camino Rojo project is the currenly the Company’s main undertaking.

2009 Highlights

•

In March, 2009, Canplats engaged Mine and Quarry Engineering Services Inc ("MQes") of San Mateo, California to conduct an in-house technical assessment of the Represa Zone. This scoping level study is examining basic issues such as metallurgy, mining, project design, as well as construction and operating cost estimates for large-scale heap-leach treatment of oxide and transitional mineralization. This technical assessment was completed in September 2009, and the Company has reengaged MQes to conduct a prefeasibility study for the project.

•

The Camino Rojo project hosts measured and indicated resources estimated at 3.44 million ounces of gold and 60.7 million ounces of silver at the Represa Zone, with additional inferred resources of 0.56 million ounces of gold and 7.6 million ounces of silver (see news release dated November 24, 2008). Mineralization remains open for further expansion in both strike directions and to depth. The Represa Zone is situated in flat terrain within an area of excellent infrastructure, less than 5 kilometres from a paved highway and high voltage power lines. Canplats is actively pursuing the acquisition of surface rights in the Represa area.

Subsequent Events

•

On November 16, 2009, Canplats announced an agreement whereby Goldcorp Inc. will acquire, through a plan of arrangement, all of the outstanding common shares of Canplats for total consideration of approximately C$238 million based on the fully diluted in-the-money shares outstanding. Under the Arrangement, each Share, including shares issued under the Arrangement on the acquisition by Goldcorp of the outstanding Canplats' options and warrants for their in-the-money value, will be exchanged for 0.074 of a common share of Goldcorp. Shareholders of Canplats will also receive a 90.1% interest in a new exploration company ("Newco"). Newco will hold cash in the amount of C$10 million and Canplats' existing interests in a number of precious and base metal projects located in Mexico through a newly-incorporated, wholly-owned Mexican subsidiary. All of the shares of Newco (other than a 9.9% equity interest to be retained by Goldcorp) will be distributed to Canplats' shareholders pursuant to the Arrangement.  Upon closing, Goldcorp will assume ownership of Canplats' Camino Rojo Project. The Arrangement has been approved by the boards of directors of Goldcorp and Canplats and will be subject to, among other things, the favourable vote of 66 2/3% of the holders of Canplats' common shares, options and warrants voting as a single class at a special meeting of Canplats' security holders called to approve the transaction. In the event that the transaction is not completed, Canplats has agreed to pay Goldcorp a termination fee of C$7.2 million, under certain circumstances.

The Newco properties will include the Rodeo, El Rincon and Mecatona projects in Durango and Chihuahua states within the Central Mexican Silver Belt, which has produced more than 5.8 million ounces of gold and 3.3 billion ounces of silver.  The El Rincon property is situated on the same northeast-trending structural corridor as the El Castillo mine, located 10 kms to the west and currently in production for Castle Gold (proven and probable reserves of 752,000 ounces gold with measured and indicated resources of 1,180,000 ounces gold; Castle Gold website).  At the Rodeo property, previous drilling has intersected values up to 5.94 grams of gold per tonne over 27 meters, including 7.90 grams of gold per tonne over 16 meters.  Preliminary sampling and trenching at the Mecatona property has returned encouraging precious and base metal results.

Newco will also hold the Maijoma and El Alamo properties which are located in northeast Chihuahua state and cover the northeast-trending Maijoma Crustal Break for more than 60 kilometres.  Initial work has identified large areas of hydrothermal alteration that are locally associated with elevated base and precious metals and IP chargeability anomalies.  The Maijoma and El Alamo properties are considered to be prospective for CRD (Carbonate Replacement Deposit), as well as epithermal and skarn-style mineralization.

Selected Annual Information

	2009	2008	2007
	$	$	$
Total revenues	Nil	Nil	Nil
General exploration	Nil	(41,000)	(129,000)
General and administrative expenses	(3,004,000)	(3,673,000)	(802,000)
Loss for the year	(2,949,000)	(3,595,000)	(872,000)
Loss per share – basic and diluted	(0.05)	(0.07)	(0.02)
Total assets	20,120,000	22,680,000	5,891,000
Total long-term liabilities	805,000	910,000	218,000
Cash dividends declared	Nil	Nil	Nil

During the reporting periods, the Company reported no discontinued operations or extraordinary items.

Review of Financial Results

Fiscal year ended July 31, 2009 compared to year ended July 31, 2008

During the fiscal year ended July 31, 2009, the Company incurred a loss of $2,949,000 ($0.05 per share) compared to a loss of $3,595,000 ($0.07 per share) for fiscal year ended July 31, 2008.

Total expenses for the year decreased to $3,004,000 from the $3,714,000 in 2008.  The major change from 2008 was attributed to a decrease in stock-based compensation expense. Stock-based compensation expense for the year was $1,524,000 compared to $2,689,000 in 2008. The decrease was attributed to the decrease in the number of options granted and in the stock price, thereby decreasing the fair value of the options granted during the fiscal year, (1,095,000 options were granted in fiscal 2009 compared to 2,815,000 options granted in fiscal 2008).

General exploration expenses decreased to nil compared to $41,000 in 2008 as the Company reduced grass roots exploration and focused on the Camino Rojo project.

Salaries increased to $482,000 from $277,000 in 2008 as the Company set up its own office and hired additional staff. This increase was attributable to the senior management added since the prior year, as the full effects of their hire were captured in this fiscal year.

Investor relations increased to $477,000 from $350,000 in the prior year. This increase was due to higher conferences and communication expenditures.

Office expenditures increased to $227,000 from $139,000 in the prior year. This increase was due to an increase in rent and the continued expansion of the Company’s office space to accommodate additional staff during the year.

Interest income was $43,000 compared to $158,000 in the prior year. The decrease in interest income was attributable to a decline in cash and cash equivalents balance on hand as well as a decline in interest rates for low risk securities.  Foreign exchange gain for the quarter was $12,000 compared to a gain of $64,000 in the prior year. The foreign exchange gains and losses reflect the fluctuation between the Canadian, US dollar and Mexican Peso rates during the respective periods.

Fiscal year ended July 31, 2008 compared to year ended July 31, 2007

During the fiscal year ended July 31, 2008, the Company incurred a loss of $3,595,000 ($0.07 per share) compared to a loss of $872,000 ($0.02 per share) for fiscal year ended July 31, 2007.

Total expenses for the year increased to $3,714,000 from the $931,000 recorded in the prior year. The major change from prior year was attributed to an increase in stock-based compensation, salaries, investor relations and office expenses. Stock-based compensation expense for the year was $2,689,000 compared to $562,000 in the prior year. The increase was attributed to amortization of the fair value of additional stock options granted during the current year, which increased in part as a result of the addition of management and consultants to advance the Camino Rojo project. Salaries expense was $277,000 compared to $61,000 in the prior year. The increase was also related to senior management added during the year. Investor relations expense was $350,000 compared to $89,000 in the prior year. The increase in investor relations expense was due to higher consulting fees, conferences and communication expenditures related to the Company’s expanded exploration activities on the Camino Rojo property. Office expense was $139,000 compared to $14,000 in the prior year as a result of expansion of the Company’s office space to accommodate additional staff during the year.

General exploration expenses decreased to $41,000 from $129,000 in the prior year as the Company reduced grass roots exploration and continued to focus on the Camino Rojo project after initial drilling results confirmed significant mineralization. Legal, accounting, and audit fees were $134,000 compared to $34,000 in the prior year. The increase in the current year was related to accruals for higher audit fees and first year compliance with Bill-198 (Ontario) and Sarbanes-Oxley Act of 2002 (United States).

Interest income was $158,000 compared to $76,000 in the prior year. The increase in interest income was due to a higher cash balance on hand subsequent to the Company’s $15,750,000 private placement in February 2008. Foreign exchange gain for the year was $64,000 compared to a loss of $17,000 in the prior year. The foreign exchange gain reflects the fluctuation between the Canadian and US dollar exchange rates during the year. Writedown of mineral properties was $103,000 compared to $nil in the prior year. The write-down relates to the Mecatona property in Mexico after the Company determined to allow option agreements underlying a portion of the mineral claims that comprise the Mecatona property to lapse subsequent to year end.

Selected Quarterly Financial Data (unaudited)

Quarter ending (unaudited)	Total Revenues $	Earnings (Loss) $(000)		Earnings (Loss) per share $
October 31, 2009	nil	(445,000)		(0.01)
January 31, 2009	nil	(1,236,000)	(1)	(0.02)
April 30, 2009	nil	(693,000)		(0.01)
July 31, 2009	nil	(575,000)		(0.01)
October 31, 2008	nil	(810,000)		(0.01)
January 31, 2008	nil	(583,000)	(1)	(0.01)
April 30, 2008	nil	(417,000)		(0.01)
July 31, 2008	nil	(1,785,000)	(1)	(0.04)

(1)

Increase due to increased stock based compensation expense related to stock options granted and vested.

Fourth quarter ended July 31, 2009 compared to fourth quarter ended July 31, 2008

The loss for the fourth quarter was $575,000 ($0.01 per share) compared to a loss of $1,785,000 ($0.04 per share) in the fourth quarter of the prior year. The decreased loss for the quarter over the prior year was mainly due to the non-cash stock-based compensation expense of $245,000 in 2009 compared to $1,377,000 in 2008.

During the 4th quarter ended, 546,500 options were exercised, raising proceeds of$269,710. In addition, $862,000 was spent on mineral properties, mainly attributable to Camino Rojo, during the 4th quarter. .

FINANCIAL POSITION AND LIQUIDITY

A summary and discussion of our cash inflows and outflows for the year follows:

Operating Activities

Cash used in operating activities was $ 1,742,000 in 2009 compared to $484,000 in 2008. The increase was mainly attributed to higher operating expenses in the current period including investor relations, salaries, and office and administration.

Investing Activities

A total of $ 4,021,000 (2008 – $8,475,000) was spent on the Company’s various mineral properties in fiscal 2009.  All of the funds were spent on properties in Mexico.

The most active exploration program during the year was on the Camino Rojo Property, located in Zecatecas State in north-central Mexico, which accounted for 85% of the total spending.

Value-added tax receivable (VAT) decreased to $33,000 during the year compared to $1,115,000 in the prior year as a result of the collection of the outstanding balance and decreased exploration expenditures. The Company’s VAT receivables are collectable in Mexico upon approval from the Mexican Government.

Financing Activities

The Company did not complete any private placements during the fiscal year ended July 31, 2009, however it had raised $15,199,000 in 2008, net of $1,118,000 in issue costs. A total of $415,000 was raised in fiscal 2009 through the exercise of options.

Cash Resources and Liquidity

At July 31, 2009, the Company had $3,041,000 (2008 - $7,343,000) in cash and cash equivalents and working capital of $2,906,000 (2008 - $5,825,000).  Management has estimated that the Company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

ADDITIONAL DISCLOSURES

Disclosure Control and Procedures

Our management, with the participation of the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the rules of the CSA and the SEC) as at July 31, 2009, and has concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. No changes were made to the company’s internal control over financial reporting for the fiscal year ended July 31, 2009 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Significant Changes in Accounting Policies

Please refer to the July 31, 2009 financial statements for significant changes in accounting policies and adopted accounting policies.

International Financial Reporting Standards

We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”):

•

In February 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted; however, exemptive relief requires approval of the Canadian Securities Administrators.

•

In August 2008, the Securities and Exchange Commission of the United States announced that is would seek public comments on a proposed roadmap for the potential mandatory adoption of IFRS beginning in 2014 for large accelerated filers, accelerated filers in 2015, and then remaining public companies in 2016.

We are currently assessing the impact of IFRS on our financial statements, but cannot anticipate whether the changes in accounting policies will have a material impact on our financial statements.

Related Party Transactions

The Company was billed $136,000 (2008 - $1,211,000) in the current year for fees and expenses related to geological support, management and administration services provided by Silver Standard Resources Inc., a company of which one director is also a director of the Company As at July 31, 2009, included in due to related parties is $13,000 (2008 - $183,000) due to Silver Standard. The Company was also billed $28,000 in the current year for external accounting and related fees provided by a Private Company controlled by an officer of the Company.  As at July 31, 2009, $23,000 was due to this Private Company which is included in due to related parties. Any amounts payable to related parties are non-interest bearing and without specific terms of repayment.  These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

Long-Term Contractual Obligations

As at July 31, 2009, the Company has committed to payments under contractual obligations as follows:

	Less than 1 year $	1-3 years $	4-5 years $	Total $

Office lease obligations	125,000	382,000	147,000	654,000

Critical accounting estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are set out in full in note 2 of the annual financial statements.

Mineral property costs

Management of the Company regularly reviews the net carrying value of each mineral property for conditions that suggest impairment of the carrying value.  This review requires significant judgement as the Company does not have any proven and probable reserves that would enable the Company to estimate future cash flows to be compared to the carrying values.  Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has significant funds or access to funds to be able to maintain its interest in the mineral property.

Stock-based compensation

The Company provides compensation benefits to its employees, directors, officers and consultants through a share option plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of the Company’s stock.  The Company utilizes historical data to estimate option exercises and termination behaviour with the valuation model.  The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Income taxes

The determination of the Company’s provision for income taxes requires significant judgement, the use of estimates and the interpretation and application of complex tax laws.  The Company’s provision for income taxes reflects a combination of Canadian and Mexican federal and provincial jurisdictions.  Jurisdictional tax contingencies or valuation allowances all affect the overall effective tax rate.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and mineral property costs is provided in the Consolidated Financial Statements and related notes for the year quarter ended April 30, 2009 that is available on Canplats’ website at www.canplats.com or on the SEDAR web site www.sedar.com.

Outstanding Share Data

The authorized capital consists of an unlimited number of common shares without par value.  As of July 31, 2009, the following common shares and stock options were outstanding:

	Number of Shares	Exercise Price	Expiry Date

Issued and outstanding common shares	57,626,556	-	-
Stock options outstanding	4,687,500	$0.44 - $4.15	December 2011- January 2014
Stock warrants outstanding	3,436,000	$3.00	February 2010
Underwriters’ warrants outstanding	441,000	$2.25	February 2010
Fully diluted	67,266,212

RISKS AND UNCERTAINTIES

Our exploration programs may not result in a commercial mining operation.

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines.  Our mineral properties are without a known body of commercial ore and our proposed programs are an exploratory search for ore. We do not know whether our current exploration programs will result in any commercial mining operation.  If the exploration programs do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our existing properties.

We may not have sufficient funds to complete further exploration programs.

We have limited financial resources, do not generate operating revenue and must finance our exploration activity by other means.  We do not know whether additional funding will be available for further exploration of our projects or to fulfill our anticipated obligations under our existing property agreements.  If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control.  These factors include market fluctuations for precious metals; metallurgical recoveries associated with the mineralization; the proximity and capacity of natural resource markets and processing equipment; costs of access and surface rights; and government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenue from operations and no ongoing mining operations of any kind.

We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind.  If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining.

We will require additional funds to place the ore body into commercial production.  Substantial expenditures will be required to establish ore reserves through drilling, develop metallurgical processes to extract the metals from the ore and construct the mining and processing facilities at any site chosen for mining.  We do not know whether additional financing will be available at all or on acceptable terms.  If additional financing is not available, we may have to postpone the development of, or sell, the property.

The majority of our property interests are not located in developed areas and as a result may not be served by appropriate road access, water and power supply and other support infrastructure.  These items are often needed for development of a commercial mine.  If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economic to develop properties, where our exploration has otherwise been successful, into a commercial mining operation.

In making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties.  Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only.  Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of the placing of a property into production and a property’s return on capital.

Mining operations often encounter unpredictable risks and hazards that add expense or cause delay.  These include unusual or unexpected geological formations, changes in metallurgical processing requirements; power outages, labour disruptions, flooding, explosions, rockbursts, cave-ins, landslides and inability to obtain suitable or adequate machinery, equipment or labour.  We may become subject to liabilities in connection with pollution, cave-ins or hazards against which we cannot insure against or which we may elect not to insure.  The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

Mining operations and exploration activities are subject to national and local laws and regulations governing prospecting, development, mining and production, exports and taxes, labour standards, occupational health and mine safety, waste disposal, toxic substances, land use and environmental protection.  In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied.  In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

Our profitability and long-term viability will depend, in large part, on the market price of gold. The market price for gold is volatile and is affected by numerous factors beyond our control, including global or regional consumption patterns, supply of, and demand for gold, speculative activities, expectations for inflation and political and economic conditions.  We cannot predict the effect of these factors on gold prices.

Our properties may be subject to uncertain title.

We cannot provide assurance that title to our properties will not be challenged. We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

Land reclamation requirements for our exploration properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.  Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation.  In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states.  Our mineral exploration activities could be adversely affected by political instability and violence; war and civil disturbance; expropriation or nationalization; changing fiscal regimes; fluctuations in currency exchange rates; high rates of inflation; underdeveloped industrial and economic infrastructure; and unenforceability of contractual rights; any of which may adversely affect our business in that country.

We may be adversely affected by fluctuations in foreign exchange rates.

We maintain our accounts in Canadian dollars.  Any appreciation in the Mexican currency against the Canadian dollar will increase our costs of carrying out such exploration activities.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration companies, many of which have greater financial resources than us or are further along in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.  If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

All of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

All of our directors and officers are directors or officers of other natural resource or mining-related companies.  These associations may give rise to conflicts of interest from time to time.  In particular, our directors who also serve as directors of other companies in the same industry may be presented with business opportunities which are made available to such competing companies and not to us.  As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

We may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

We documented and tested during our most recent fiscal year our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended July 31, 2008, an attestation report by our independent auditors addressing this assessment. We may fail to achieve and maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported. The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that we continue to improve our internal control over financial reporting. Although we intend to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.